INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of BBH Global Equity Portfolio:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Global Equity Portfolio
(the "Portfolio") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2000. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security purchases and sales, for the period from September 30, 2000 (the date of our last examination) through October 31, 2000:

1.  Confirmation of all securities held in book entry form by The
Depository Trust Company and various sub-custodians;

2. Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities for the period from September 30, 2000 (the date of our last examination) through October 31, 2000 from the books and records of the Portfolio to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


October 5, 2001

DELOITTE & TOUCHE
Boston, Massachusetts



Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We, as members of management of BBH European Equity Portfolio, BBH Pacific Basin Equity Portfolio, BBH U.S. Equity Portfolio, BBH Dow Jones Islamic Market Index Portfolio, BBH High Yield Fixed Income Portfolio, BBH International Equity Portfolio, BBH Broad Market Fixed Income Portfolio, BBH Global Equity Portfolio, BBH Money Market Portfolio, The 59 Wall Street Inflation-Indexed Securities Fund, The
59 Wall Street Tax-Efficient Equity Fund, The 59 Wall Street Tax Exempt Money Fund, The 59 Wall Street U.S. Treasury Money Fund and The
59 Wall Street Tax Free Short/Intermediate Fixed Income Fund (the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2000, and from September 30, 2000 through
October 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000, and
September 30, 2000 through October 31, 2000, with respect to securities reflected in the investment account of the Funds.

ON BEHALF OF:
BBH European Equity Portfolio
BBH Pacific Basin Equity Portfolio
BBH U.S. Equity Portfolio
BBH Dow Jones Islamic Market Index Portfolio
BBH High Yield Fixed Income Portfolio
BBH International Equity Portfolio
BBH Broad Market Fixed Income Portfolio
BBH Global Equity Portfolio
BBH Money Market Portfolio
The 59 Wall Street Inflation-Indexed Securities Fund
The 59 Wall Street Tax-Efficient Equity Fund
The 59 Wall Street Tax Exempt Money Fund
The 59 Wall Street U.S. Treasury Money Fund
The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund



Christine D. Dorsey
Assistant Secretary



Susan Jakuboski
Assistant Treasurer